UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported):   October 17, 2002

N A V I S T A R   I N T E R N A T I O N A L   C O R P O R A T I O N
(Exact name of registrant as specified in its charter)

Delaware	1-9618	36-3359573
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois	60555
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (630) 753-5000

ITEM 5. OTHER EVENTS

On October 17, 2002, the Registrant issued the press release, which is attached as Exhibit 99.1 to this Report and incorporated by reference herein.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

(c)   Exhibits

Exhibit No.	Description	Page
99.1	Press Release dated October 17, 2002	E-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVISTAR INTERNATIONAL CORPORATION
                Registrant

Date: October 17, 2002   /s/ Mark T. Schwetschenau
                                  Mark T. Schwetschenau
                                  Vice President and Controller
                                  (Principal Accounting Officer)

INDEX TO EXHIBITS

Exhibit No.	Description	Page
99.1	Press Release dated October 17, 2002	E-1

NEWS RELEASE

Media Contact: Roy Wiley   630-753-2627
Investor Contact: Ramona Long   630-753-2406
Web site: www.nav-international.com

INTERNATIONAL TRUCK AND ENGINE CORPORATION ANNOUNCES PLAN TO CLOSE CHATHAM HEAVY TRUCK ASSEMBLY PLANT

Action Supports Goal Of Achieving Profitability Over The Cycle

WARRENVILLE, Ill. – October 17, 2002 – International Truck and Engine Corporation announced today it will close its Chatham, Ontario assembly plant early next summer.

The company made the announcement to employees today, citing that the heavy truck plant closure was a necessary step to address competitive market conditions.

"This has been a very difficult decision, but this decision in no way reflects on the performance of our Chatham employees and the quality trucks they build," said Steve Keate, president of the company's truck group. "Obviously, this decision was made only after exploring every available option to achieve the competitive cost structure needed given industry demand."

Keate noted that this action, along with others, better positions International to profitably serve its heavy truck business and contributes to the company's goal of profitability over the business cycle.

In July, the company reached a two-year contract with the Canadian Auto Workers union, which said the company would not close the plant before June 1, 2003. The Chatham plant is currently operating on one shift with approximately 1,000 employees. In addition to active workers, there are approximately 1,200 union workers on layoff status.

The exact timing for the closing of the plant will be announced at a later date.

Production of International® 9000*i* Series Class 8 trucks will be transitioned from Chatham to the company's Escobedo, Mexico assembly plant. The Escobedo plant, launched in 1998, features the latest assembly technology. The plant is both ISO 9000 and ISO 14000 certified, which underscores the plant's track record and commitment to high quality and environmental standards.

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"We are highly confident that this decision will strengthen our ability to be competitive in the heavy truck business. The Escobedo facility will continue to meet the standard of quality that International products are known for and that our customers expect," Keate said.

The cash impact of the closing of the Chatham plant has been included in the company's 2003 financing plan through 2005. The financial impact of this closing will be included in the company's fourth quarter restructuring charge that will be made public no later than December 3, 2002.

Robert C. Lannert, chief financial officer and vice chairman of the company's board of directors, noted that the 2003 plan presented at its board meeting on October 15 showed the company returning to modest profitability in 2003 at industry retail sales approximately 8,500 units greater than 2002. Absent unanticipated and significant cash demands, the plan also projects that the company can cash flow through 2005 with no financing other than as described in the 8-K filed on October 11, 2002.

International Truck and Engine Corporation is the operating company of Navistar International Corporation (NYSE: NAV). International Truck and Engine is a leading producer of mid-range diesel engines, medium trucks, heavy trucks, severe service vehicles, bus chassis and a provider of parts and service sold under the International® brand. The company also is a private label designer and manufacturer of diesel engines for the pickup truck, van and SUV markets. Additionally, through a joint venture with Ford Motor Company, the company will build medium commercial trucks and currently sells truck and diesel engine service parts. A subsidiary, IC Corporation, produces integrated school buses. International Truck and Engine has the broadest distribution network in the industry. Financing for customers and dealers is provided through a wholly owned subsidiary of Navistar. Additional information can be found on the company's web site at www.internationaldelivers.com

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